UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  June 17, 2004

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 10 dated June 17, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

June 17, 2004

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 10, 2004
June 17, 2004

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTC BB SYMBOL: JPNJF

UPDATE AND AGREEMENT ON J-PACIFIC'S NEVADA PROJECTS

J-Pacific Gold Inc. ("J-Pacific") is pleased to announce that the TSX Venture Exchange has accepted for filing an option and joint venture agreement dated April 1, 2004, between J-Pacific and Jipangu Inc. of Tokyo, Japan in which J-Pacific granted Jipangu an option to earn a 50 percent interest in the Golden Trend and HC properties in Nevada. Jipangu is the controlling shareholder of J-Pacific, and the companies have two directors in common. Consideration to J-Pacific consists of cash payments of US$150,000 on the date of execution of the option agreement, US$150,000 on the first anniversary and US$200,000 on each of the second and third anniversaries. Jipangu must also incur a total of US$2.75-million in exploration expenditures on the Golden Trend property over a four-year period (US$400,000 in the first year) and US$1.75- million in exploration expenditures on the HC property over a four-year period (US$300,000 in the first year). Upon exercise of the option on either of the properties, the companies will form a joint venture with J-Pacific as the operator. Jipangu has the right thereafter to earn an additional 15% interest in each property by completing an independent feasibility study and by financing the property into commercial production.

The Golden Trend and HC properties are located in northeastern Nevada, in the heart of the third largest gold producing region in the world, within the highly productive Battle Mountain-Eureka Trend, approximately 300 miles northeast of Reno. The Pipeline, Cortez, Horse Canyon and Buckhorn gold mines are all within a few miles of the Golden Trend and HC projects, and Placer Dome's newest discoveries, the Pediment and Cortez Hills deposits, are only five miles to the north.

J-Pacific also announces that exploration activities have commenced on its Nevada projects, including the Golden Trend property:

Golden Trend Property

J-Pacific is in the final stages of data compilation and interpretation of the work completed on the Golden Trend property. Initial target areas have been identified based on geology, geochemistry, alteration patterns and geophysical surveys. Permitting has commenced for six drill holes, which will test two of the initial target areas in lower plate carbonate rocks of the Roberts Mountain thrust. The Golden Trend property is contiguous to the west of Placer Dome's ET Blue project, which has been receiving attention within the exploration community.

HC Property

Geologic mapping has been completed and a soil geochemical survey is planned for the HC project. The results of this and previous work will be compiled in a GIS database and interpreted, and the permitting for the initial drilling will begin shortly.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

For further information, please contact Investor Relations - Telephone 1-888-236-5200.